UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 May 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

New Lease Agreement

On May 3, 2018, Nova Measuring Instruments Ltd., or the Company, entered into a lease agreement, or the Agreement, with Bayside Land Corporation Ltd., or Bayside. Pursuant to the agreement, the Company will lease from Bayside a total of approximately 12,000 square meters at a new building being built at the Science Park in Rehovot, with the intention to move the Company's headquarters in Israel to such premises.

The lease period for approximately 10,000 square meters, or the Initial Space, is expected to begin in the fourth quarter of 2019 and extend for a period of ten years, or the Initial Lease Period. The Company will have the option to extend the lease period by two periods of five years each, subject to customary conditions. The lease period for the additional approximately 2,000 square meters, or the Additional Space, is expected to begin three years from the execution of the Agreement and will extend through the same lease periods as the Initial Space. The lease may not be terminated during the Initial Lease Period. Under certain circumstances, Bayside may terminate the Agreement in the event of change of control in the Company.

The average monthly lease, parking and management costs for the Initial Space in the Initial Lease Period are expected to be approximately NIS 665,000 per month. During each of the additional lease option periods, the monthly lease and parking payments for the Initial Space will be increased by 2.5%. The monthly lease, parking and management costs for the Additional Space are expected to be NIS 175,000 per month. The monthly lease, parking and management costs will be linked to the Israeli consumer price index.

External Director Opt Out

The board of directors of the Company has resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation.  Upon adoption of the exemption in accordance with the Regulation, a public company with securities listed on certain foreign exchanges, including the NASDAQ Global Select Market, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law – 1999.

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This Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550) and August 25, 2017 (File No. 333-220158).

This Form 6-K contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, the development of the Company's new headquarters in Israel. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements such as unexpected delays in the development plan or higher modelling cost than expected. The matters discussed in this Form 6-K also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer